Exhibit 12

RR Donnelley & Sons Company

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratios)

	Years ended December 31,
	2011	2010	2009	2008	2007

Earnings available for fixed charges:

Earnings (loss) from continuing operations before income taxes and noncontrolling interests	$(237.4)	$323.0	$93.1	$(269.3)	$91.4
Less: Equity income (loss) of minority-owned companies included in earnings (loss) from continuing operations before income taxes and noncontrolling interests	(1.1)	(0.2)	0.3	—	—

Less: Income (loss) attributable to noncontrolling interests	1.5	(4.6)	5.9	6.3	3.3
Add: Fixed charges before capitalized interest	307.4	292.7	305.6	299.0	299.6
Add: Amortization of capitalized interest	3.5	3.8	4.3	5.0	5.5

Total earnings available for fixed charges	$73.1	$624.3	$396.8	$28.4	$393.2

Fixed charges:
Interest expense	$257.0	$222.6	$234.6	$226.4	$227.3
Interest portion of rental expense	50.4	70.1	71.0	72.6	72.3

Total fixed charges before capitalized interest	307.4	292.7	305.6	299.0	299.6
Capitalized interest	2.9	1.9	1.7	2.5	3.4

Total fixed charges	$310.3	$294.6	$307.3	$301.5	$303.0

Ratio of earnings to fixed charges (a)	0.24	2.12	1.29	0.09	1.30

(a)	In 2011 and 2008, earnings were inadequate to cover fixed charges by $237.2 million and $273.1 million, respectively, due to certain charges in each year.